                                                                       Exhibit 6

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                   INTERNATIONAL COMFORT PRODUCTS CORPORATION

                              DIRECTORS' CIRCULAR

               RELATING TO THE OFFER BY TITAN ACQUISITIONS, LTD.,
                A SUBSIDIARY OF UNITED TECHNOLOGIES CORPORATION,
                             TO PURCHASE ALL OF THE
                               ORDINARY SHARES OF
                   INTERNATIONAL COMFORT PRODUCTS CORPORATION


                                RECOMMENDATION

                               ----------------

                       THE BOARD OF DIRECTORS UNANIMOUSLY
                   RECOMMENDS THAT HOLDERS OF ORDINARY SHARES
                               ACCEPT THE OFFER.


                                 June 30, 1999

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

                  INTERNATIONAL COMFORT PRODUCTS CORPORATION

                              DIRECTORS' CIRCULAR

  This Directors' Circular is issued by the Board of Directors (the "Board") of International Comfort Products Corporation (the "Company" or "ICP") in connection with the offer (the "Offer") made June 30, 1999 by Titan Acquisitions, Ltd. (the "Offeror"), a direct wholly-owned subsidiary of United Technologies Corporation ("UTC"), to purchase for cash all of the outstanding ordinary shares of the Company (including ordinary shares of the Company issuable upon exercise of outstanding stock options) (collectively the "Shares") upon the terms and conditions set forth in the Offer and accompanying circular (the "Offering Circular") of the Offeror dated June 30, 1999. The Offering Circular indicates that the Offer price is U.S. $11.75 per Share (the "Offer Price").

  The terms and conditions of the Offer, the method of acceptance of the Offer and other information relating to the Offer, the Company, UTC and the Offeror are set out in the Offer and the Offering Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery which accompany the Offer.

  All dollar amounts in this Directors' Circular are expressed in United States dollars, unless otherwise indicated. As at June 29, 1999, the noon buying rate in New York City for cable transfers in Canadian dollars was U.S. $1.00 = C$1.4760.

                          RECOMMENDATION OF THE BOARD

  The Board has considered the Offer and reviewed it with Credit Suisse First Boston Corporation, its financial advisor ("CSFB"). The Board is of the view that the Offer is fair to the shareholders of the Company.


                     THE BOARD UNANIMOUSLY RECOMMENDS THAT
                        SHAREHOLDERS ACCEPT THE OFFER.


Reasons for Recommendation of the Board

  After considering the Offer and other matters it considered relevant, the Board unanimously resolved to recommend that holders of the Shares accept the Offer.

  In arriving at that conclusion, the Board relied upon and considered, among other things, the following:

  . the familiarity of the Board with the Company's business, financial condition, results of operations, properties and prospects as an independent entity, and the nature of the industry in which it operates, based in part upon presentations by the Company's management;

  . the Offer Price represents a premium of $3.20 or approximately 37.4% over the average closing price of the Shares reported on the American Stock Exchange for the three calendar month period ended June 23, 1999, the last trading day prior to the public announcement of the Offer on June 24, 1999. In focussing on the premium over the average Share price during the three months prior to the date of the public announcement of the Offer, the Board acknowledged the significant increase in the Company's stock price during the month prior to the public announcement of the Offer;

  . the fact that Ravine Partners, Ltd. ("Ravine Partners") and Ontario Teachers' Pension Plan Board ("Ontario Teachers") have agreed with the Offeror to tender an aggregate of 38.76% of the outstanding Shares (on an undiluted basis) under the Offer;

  .  that the Offer is for all of the Shares;

  . the opinion dated June 23, 1999, of CSFB described below (a copy of which is attached hereto as Appendix "A") that, as of such date and based upon and subject to the matters set forth therein, the consideration to be received by the shareholders of the Company under the Offer and in the Second Stage Transaction (as defined in the Pre-Acquisition Agreement) was fair to such shareholders from a financial point of view;

  . information regarding the financial, operating and stock price history of the Company in comparison to selected comparable companies, including certain of the Company's competitors;

  .  consideration of other possible acquirors of the Company;

  . that the Pre-Acquisition Agreement described under "Agreements with United Technologies Corporation and the Offeror" is structured to permit the Company, upon determination of the Board that such action would further the best interests of the shareholders of the Company, to respond to any written unsolicited Superior Take-over Proposal (as hereinafter defined) and to furnish information to and to negotiate with the party making such Superior Take-over Proposal, provided that the acceptance or recommendation of any such Superior Take-over Proposal may entitle the Offeror to a termination fee;

  . the terms and conditions of the Pre-Acquisition Agreement, including that ICP or the Offeror could, under certain circumstances, be entitled to a termination fee; and

  .  that the Offer is not subject to a financing condition.

  The foregoing discussion of the information and factors considered and given weight by the Board is not intended to be exhaustive. In view of the wide variety of factors considered in connection with its evaluation of the Offer, the Board did not find it practicable to, and did not quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its determinations and recommendation. In addition, individual members of the Board may have given different weight to different factors.

  Shareholders should nevertheless consider the Offer carefully and come to their own decision as to acceptance or rejection of the Offer. Shareholders who are in doubt as to how to respond to the Offer should consult their investment dealer, stockbroker, chartered accountant, lawyer or other professional advisor.

                            BACKGROUND TO THE OFFER

  As part of its responsibilities, the Board considers and reviews from time to time strategic alternatives available to the Company. In light of the interest of Ravine Partners and Ontario Teachers in possibly selling some or all of their respective holdings of Shares and the interest of the President and Chief Executive Officer in possibly being part of a group which might make an offer for the Company, the Board established on January 20, 1999 a committee of directors (the "Special Committee") to consider strategic alternatives available to the Company.

  The members of the Special Committee are Messrs. Stanley M. Beck, Q.C., Marvin G. Marshall, David A. Rattee and William A. Wilson. Each of these directors is an independent member of the Board, is independent of Ravine Partners and Ontario Teachers and is independent of UTC and the Offeror. The Special Committee has met frequently on a formal and an informal basis (primarily by conference telephone) during the past six months amongst themselves and together with, among others, management, CSFB, Ravine Partners, Ontario Teachers and legal counsel to each of the Company and CSFB.

  On January 26 and 28, 1999, members of the Special Committee met separately with representatives of three nationally recognized investment banking firms and received from each of them a presentation on their respective credentials to assist the Special Committee and the Board and to act as financial advisor in connection with the Company's review of strategic alternatives. Following these presentations, the Special Committee unanimously recommended, and the Board unanimously authorized and approved on February 3, 1999, the appointment of CSFB as financial advisor to the Company. CSFB was retained and an engagement letter between the Company and CSFB was negotiated and executed.

  Following its due diligence review of the Company, CSFB discussed initially with the Special Committee, and subsequently with the Board on March 9, 1999, its views on the Company, potential industry and financial buyers and recommendations with respect to the strategic review process. After discussion with CSFB, the Board authorized the Special Committee and CSFB to pursue a confidential selective sale process in order to determine whether there was any third party interest in an acquisition of the Company.

  CSFB initially approached more than 40 potential industry and financial buyers, including UTC, in order to solicit preliminary indications of interest in an acquisition of the Company. The Company received preliminary indications of interest from more than 20 parties, including UTC. Confidentiality and standstill agreements were forwarded to these parties and such agreements were negotiated and entered into by the Company with these parties, including UTC. A confidential information memorandum relating to the Company and its businesses, which had been prepared by CSFB in conjunction with senior management of the Company, was delivered to the parties, including UTC, who had signed a confidentiality agreement. Further indications of interest in a potential acquisition of the Company were received from interested parties, including UTC, on April 23, 1999. Following discussions with CSFB about the respective levels of interest from these parties, the Special Committee directed CSFB to continue to deal with a select group of these parties, including UTC. Each of these parties, including UTC, was invited to conduct due diligence with respect to the Company and to attend a confidential management presentation focussing on the Company and its businesses.

  During the week of May 24, 1999, at the request of the Special Committee, CSFB forwarded to each of the final round bidders, including UTC, a formal request that any offer to acquire all of the Shares be made in writing by June 15, 1999. Accompanying the bid request was a form of pre-acquisition agreement which each party was asked to review and indicate any necessary changes thereon for purposes of that party's offer. Each of the final round bidders, including UTC, responded to CSFB's request with an acquisition proposal, together with a marked-up copy of the pre-acquisition agreement or a memorandum setting out their principal concerns with the agreement. At a meeting held on June 16, 1999, the respective terms and conditions of the final round offers were reviewed with the Special Committee by CSFB and legal counsel for CSFB and the Company. The Special Committee was also advised that a key term of the UTC offer was that Ravine Partners and Ontario Teachers enter into agreements with the Offeror under which they would agree to tender, and grant an option to transfer their Shares, to the Offeror (the "Shareholder Agreements"). As well, the Special Committee received a report on the course of discussions which had taken place earlier on June 16, 1999 relating to the UTC offer and its terms and conditions at a meeting involving representatives of UTC, its legal counsel, CSFB, a member of the Special Committee and legal counsel for CSFB and the Company. Following questions by, and discussions among, members of the Special Committee, CSFB was instructed to contact each of the final round bidders to discuss certain aspects of their proposals.

  Following discussions between UTC and CSFB on June 17, 1999 and June 18, 1999 concerning UTC's proposal, the Special Committee instructed CSFB and legal counsel for the Company to meet with representatives of UTC and its legal advisors to negotiate the final terms of the pre-acquisition agreement, (which the parties agreed would provide for the making of an offer for all of the Shares by the Offeror at a price of $11.75 per Share). Such negotiations commenced on June 21, 1999 and were intensively conducted through June 21, 22 and 23, 1999. During this period, the status and subject matter of negotiations were discussed with the Chairman of the Special Committee, and UTC independently negotiated the terms of the Shareholder Agreements with Ravine Partners and Ontario Teachers.

  The Special Committee met at noon on June 23, 1999 and received a further report from CSFB on the final round offers to acquire the Shares of the Company. CSFB reviewed various aspects of each of the offers with the Special Committee, including CSFB's assessment of the overall value of each offer, the conditions and terms of the respective offers (including financing), break-fee arrangements and other factors. CSFB also confirmed its ability to provide the Board with a fairness opinion with respect to the UTC offer. The Special Committee was also updated by legal counsel on the status of negotiations on the pre-acquisition agreement. Following these presentations and discussions and after deliberations, the Special Committee concluded unanimously that the UTC offer of $11.75 cash per Share was an offer which the Board of Directors could approve and recommend for acceptance by the holders of Shares.

  The Board of Directors met at 2:00 p.m. on June 23, 1999. Eleven of the twelve directors attended and participated in person or telephonically at this meeting. At the outset of the meeting, the Board received a report from the Chairman of the Special Committee. The report provided the Board with an update on the confidential selective sale process concluding with the Special Committee's view on the final round offers made for the Company and its recommendation that the UTC offer was an offer which the Board could approve and recommend for acceptance by the holders of Shares. CSFB provided the Board with its review of the final round offers, their respective terms and conditions and their assessment of the relative values contemplated by the offers. Legal counsel briefed the Board on the fiduciary duties of directors and other matters of Canadian corporate law and on certain regulatory matters. As well, counsel reviewed with the Board the terms and conditions of the proposed pre-acquisition agreement with UTC, including the (i) terms of the offer; (ii) offer conditions; (iii) no solicitation limitation; (iv) fiduciary duty exception for a Superior Take-over Proposal; (v) events of termination;
(vi) mutual termination fees; (vii) covenants, representations and warranties of the Company, the Offeror and UTC; (viii) conduct of ICP's business during the offer period; and (ix) other key terms and provisions. CSFB then completed its review of the fairness of the UTC offer from a financial point of view. CSFB delivered an oral opinion to the Board, which was subsequently confirmed in writing, that, as of June 23, 1999 and based upon and subject to the matters reviewed with the Board, the consideration to be received by the shareholders of the Company in the Offer and in the Second Stage Transaction was fair to the shareholders from a financial point of view. A copy of the CSFB opinion is attached hereto as Appendix "A".

  After these presentations on the UTC offer and after deliberation with respect thereto, the Board of Directors unanimously (i) determined that the UTC offer is fair to holders of Shares and is in the best interests of ICP;
(ii) approved the UTC offer; (iii) authorized and approved the execution and delivery of the Pre-Acquisition Agreement; (iv) resolved to recommend acceptance of the UTC offer by holders of Shares; and (v) determined to elect, to the extent permitted by law, not to be subject to certain forms of anti-takeover laws and regulations.

  After the close of trading on June 23, 1999, the Company, UTC and the Offeror executed the Pre-Acquisition Agreement. Also on June 23, 1999, Ravine Partners and Ontario Teachers entered into their respective Shareholder Agreements with the Offeror.

  Early on June 24, 1999, the Company and UTC issued a press release announcing the execution of the Pre-Acquisition Agreement and the Shareholder Agreements. On June 30, 1999, the Offer was commenced.

                AGREEMENTS WITH UNITED TECHNOLOGIES CORPORATION
                                AND THE OFFEROR

The Pre-Acquisition Agreement

  On June 23, 1999, UTC, the Offeror and the Company entered into the Pre-Acquisition Agreement pursuant to which UTC and the Offeror agreed to make the Offer. The following is a summary of certain material provisions of the Pre-Acquisition Agreement.

  The Offer. The Pre-Acquisition Agreement provides for the commencement of the Offer as promptly as practicable, but in no event later than five (5) business days after the date of the public announcement of the execution of the Pre-Acquisition Agreement.

  The Pre-Acquisition Agreement provides that the obligation of the Offeror to, and of UTC to cause the Offeror to, consummate the Offer and accept for payment, and pay for, any Shares tendered and not withdrawn pursuant to the Offer is subject only to the conditions set forth below under "--Certain Conditions of the Offer" (the "Offer Conditions") (any of which may be waived in whole or in part by the Offeror in its sole discretion). The Offeror expressly reserved in the Pre-Acquisition Agreement the right, subject to applicable Securities Laws, to modify the terms of the Offer, except that, without the express written consent of the Company, the Offeror shall not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Offer Price,
(iii) add to or modify the Offer Conditions, (iv) except as provided in the next paragraph, change the expiration date of the Offer, (v) change the form of consideration payable in the Offer or (vi) amend, alter, add or waive any term of the Offer in any manner that is, in the opinion of the Company, adverse to the holders of the Shares.

  The Pre-Acquisition Agreement provides that, notwithstanding the foregoing,
(A) if on any scheduled expiration date of the Offer, all of the Offer Conditions have not been satisfied or waived, the Offeror shall, unless in the reasonable judgment of UTC all of the Offer Conditions cannot be satisfied or waived on or prior to December 15, 1999, from time to time, extend the Offer for such period of time as is necessary to satisfy or fulfill such conditions,
(B) Offeror may extend the Offer for any period required by any rule, regulation, interpretation or position of any appropriate securities commissions or similar regulatory authorities in Canada and each of the provinces and territories thereof and in the United States and each of the states thereof (the "Securities Authorities") applicable to the Offer, or to permit the Company to cure any misrepresentation, breach or non-performance during the time period referred to in the proviso to clause (d) of the Offer Conditions (See "--Certain Conditions to the Offer" below), and (C) Offeror may extend the Offer for up to ten (10) business days (but not beyond December 15, 1999) if there has been validly tendered (and not properly withdrawn) prior to the expiration of the Offer such number of Shares that would constitute at least 80%, but less than 90%, of the issued and outstanding Shares as of the date of determination. The Pre-Acquisition Agreement provides that subject only to the Offer Conditions, the Offeror shall, and UTC shall cause the Offeror to, pay, as soon as practicable after the expiration of the Offer, for all Shares validly tendered (and not properly withdrawn) that Offeror becomes obligated to accept pursuant to the Offer.

  Directors. The Pre-Acquisition Agreement provides that promptly upon the purchase by the Offeror of outstanding Shares pursuant to the Offer, and from time to time thereafter, UTC shall be entitled to designate such number of directors (rounded up to the next whole number) on the Board as will give UTC, subject to compliance with Section 14(f) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), representation equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by UTC or any affiliate of UTC following such purchase bears to the total number of Shares then outstanding, and the Company shall, at such time, take all actions necessary to cause UTC's designees to be so appointed (including increasing the size of the Board or securing the resignation of incumbent directors, or both). The Pre-Acquisition Agreement provides that the Company shall take all actions required by Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, and shall include in its Schedule 14D-9 required by the United States Securities and Exchange Commission (the "Commission") such information with respect to the Company and its officers and directors as is required under Section 14(f) and Rule 14f-1 to fulfill such obligations (provided, however, that UTC shall supply to the Company and be solely responsible for any information with respect to UTC and its nominees, officers, directors and affiliates required by such Section 14(f) and Rule 14f-1).

  Following the appointment of UTC's designees prior to consummation of the Second Stage Transaction, any amendment of the Pre-Acquisition Agreement or of the Company's Certificate and Articles of Continuation or By-laws (the "Governing Documents"), any termination of the Pre-Acquisition Agreement by the Company, any extension by the Company of the time for performance of any obligation or other act of UTC under the Pre-Acquisition Agreement, or any waiver thereof, any waiver of any condition to the obligations of the Company or any of the Company's rights under the Pre-Acquisition Agreement or other action by the Company shall require the concurrence of a majority of the directors of the Company then in office who were not designated by UTC, which action shall be deemed to constitute the action of the full Board even if such majority does not constitute a majority of all directors then in office.

  Stock Options. The Pre-Acquisition Agreement provides that the Company shall cause the vesting of option entitlements under the International Comfort Products Corporation Employee Stock Option Plan and the International Comfort Products Corporation 1998 Employee Stock Option Plan (the "Stock Option Plans") to accelerate prior to or concurrent with the expiration of the Offer, such that all outstanding options to purchase Shares (a "Company Option") are exercisable prior to or concurrent with the expiration of the Offer. At the time that the Offeror shall have acquired ownership of and paid for Shares pursuant to the Offer (the "Effective Time"), each holder of a then outstanding Company Option shall, in settlement thereof, be entitled to receive from the Company, and shall be paid in full satisfaction for each Share subject to such Company Option an amount (subject to any applicable withholding tax) in cash equal to the product of (i) the excess of the Offer Price over the per share exercise or purchase price of such Company Option and
(ii) the number of Shares subject to such Company Option. Upon receipt of such consideration, each such Company Option shall be cancelled. The surrender of a Company Option to the Company in exchange for such consideration shall be deemed a release of any and all rights the holder had or may have had in respect of such Company Option. The Stock Option Plans shall terminate as of the Effective Time and any and all rights under any provisions in any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any subsidiary thereof shall be cancelled by the Company as of the Effective Time.

  Employment Agreements and Termination. In the Pre-Acquisition Agreement, the Offeror agreed, and after the Effective Time agreed to cause the Company and any successor to the Company to agree, to honour and comply with the terms of any existing executive termination and severance agreements, plans or policies of the Company and its subsidiaries. In addition, if UTC, the Offeror or the Company choose to terminate, whether constructively or actually, the employment of any employees (other than for cause) of the Company or any of its subsidiaries within one year of the completion of the Offer, notice and severance shall be provided to such employees in accordance with the Company's existing severance practices.

  Representations and Warranties. The Pre-Acquisition Agreement contains various customary representations and warranties of one or all of the parties thereto, including representations by the Company with respect to the following: (i) corporate organization, qualification and authority to do business, (ii) corporate authority, (iii) absence of conflicts under the Company's governing documents or material contracts and absence of governmental or legal restrictions, (iv) authorized and outstanding capital,
(v) absence of material adverse change, (vi) absence of material undisclosed liabilities, (vii) absence of brokerage fees, (viii) conduct of business, (ix) absence of material misstatements in filings made with Securities Authorities,
(x) United States registration, (xi) ownership of subsidiaries, (xii) absence of material litigation, (xiii) insurance, (xiv) absence of undisclosed material environmental liabilities, (xv) Company benefit plans, (xvi) tax matters, (xvii) "Year 2000" compliance, (xviii) absence of material defaults or violations of law, and (xvix) the Company's borrowing capacity under certain debt instruments applicable to the Company; and representations and warranties of UTC and the Offeror with respect to the following: (i) organization, qualification and authority to do business, (ii) corporate authority, (iii) absence of conflicts under the Company's governing documents or material contracts and absence of governmental or legal restrictions, (iv) availability of funds to pay for Shares tendered pursuant to the Offer or acquired in any Second Stage Transaction, and (v) absence of certain litigation. None of the representations and warranties of the parties shall survive the Effective Time or, in the case of the Company, shall survive the acceptance of, and payment for, any Shares by the Offeror pursuant to the Offer.

  Conduct of Business. Under the Pre-Acquisition Agreement, the Company has covenanted and agreed that, during the period from the date of the Pre-Acquisition Agreement until the termination of the Pre-Acquisition Agreement, except as otherwise contemplated by the Pre-Acquisition Agreement or to the extent that the Offeror shall otherwise consent in writing:

    (a) the business of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the usual and ordinary course of business and consistent with past practice, and the Company shall use all commercially reasonable efforts to maintain and preserve its and its subsidiaries' business organization, assets, employees and advantageous business relationships;

    (b) the Company shall not directly or indirectly do or permit to occur any of the following: (i) amend the Company's governing documents; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, Shares or property) in respect of its share capital;
  (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any Shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, Shares of the Company or its subsidiaries, other than Shares issuable pursuant to the terms of Company Options outstanding on the date of the Pre-Acquisition Agreement; (iv) redeem, purchase or otherwise acquire any of its outstanding Shares or other securities; (v) split, combine or reclassify any of its Shares; (vi) adopt a plan of liquidation or resolutions providing for the liquidation, dissolution, merger, consolidation or reorganization of the Company or any of its subsidiaries; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing, except as permitted above;

    (c) other than pursuant to commitments entered into prior to the date of the Pre-Acquisition Agreement, neither the Company nor any of its subsidiaries shall directly or indirectly: (i) sell, pledge, dispose of or encumber any assets except in the ordinary course of business; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or, except for investments in securities made in the ordinary course of business, make any investment either by purchase of shares or securities, contributions of capital (other than to subsidiaries), property transfer, or, except in the ordinary course of business, purchase of any property or assets of any other individual or entity; (iii) incur any indebtedness for borrowed money or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise as an accommodation become responsible for, the obligations of any other individual or entity, or make any loans or advances, except in the ordinary course of business; (iv) except for the Officer Obligations (defined in the Pre-Acquisition Agreement as existing written obligations or liabilities of the Company or any of its subsidiaries to pay any amount to its officers, directors or employees, other than for salary, bonuses under their existing bonus arrangements and directors' fees in the ordinary course and, without limiting the generality of the foregoing, shall include the obligations of the Company or any of its subsidiaries to officers or employees (1) for severance or termination payments on the change of control of the Company pursuant to any executive involuntary severance and termination agreements in the case of officers and pursuant to the Company's severance policy in the case of employees, and (2) for retention bonus payments pursuant to any retention bonus program), pay, discharge or satisfy any material claims, liabilities or obligations other than the payment, discharge or satisfaction in the ordinary course of business consistent with past practice of liabilities reflected or reserved against in its financial statements or incurred in the ordinary course of business consistent with past practice; (v) authorize, recommend or propose any release or relinquishment of any material contract right other than in the ordinary course of business consistent with past practice; (vi) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other document, other than in the ordinary course of business consistent with past practice; (vii) enter into any interest rate swaps, currency swaps or any other rate fixing agreement for a financial transaction or enter into any call arrangement of any sort or any forward sale agreement for commodities, other than in the ordinary course of business consistent with past practice; (viii) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing; or (ix) make any capital expenditures other than in accordance with the 1999 capital expenditure budget previously disclosed in writing to UTC;

    (d) neither the Company nor any of its subsidiaries shall create any new Officer Obligations and, except for payment of the existing Officer Obligations, neither the Company nor any of its subsidiaries shall grant to any officer or director an increase in compensation in any form, grant any general salary increase other than in accordance with the requirements of any existing collective bargaining or union contracts, grant to any other employee any increase in compensation in any form other than routine increases in the ordinary course of business consistent with past practices, make any loan to any officer or director, or take any action with respect to the grant of any severance or termination pay arising from the Offer or a change of control of the Company or the entering into of any employment agreement with, any senior officer or director, or with respect to any increase of benefits payable under its current severance or termination pay policies;

    (e) neither the Company nor any of its subsidiaries shall adopt or amend or make any contribution to any bonus, profit sharing, option, pension, retirement, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust, fund or arrangements for the benefit of employees, except as is necessary to comply with the law or as required by existing provisions of any such plans, programs, arrangements or agreements; and

    (f) the Company shall use its reasonable efforts to cause its current insurance (or re-insurance) policies not be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

  Shareholders Meeting for Second Stage Transaction; Information Circular. The Pre-Acquisition Agreement provides that if any Second Stage Transaction requires the approval of the Company's shareholders (the "Company Shareholder Approval"), the Company will, as soon as practicable and in accordance with the Securities Laws, other applicable Canadian laws, the Governing Documents and the requirements of The Toronto Stock Exchange and the American Stock Exchange or any other regulatory authority having jurisdiction, duly call, give notice of, convene and hold a meeting of its shareholders (the "Shareholders Meeting") to consider and vote upon the Second Stage Transaction.

  The Pre-Acquisition Agreement provides that if a Shareholders Meeting is required, the Company will mail to its shareholders an Information Circular (which shall include such proxy or other required informational statement or circular, as the case may be, and all related materials at the time required to be mailed to the Company's shareholders and all amendments or supplements thereto, if any) with respect to the Shareholders Meeting.

  No Solicitation; Directors' Recommendation. Pursuant to the Pre-Acquisition Agreement, the Company has agreed to immediately cease and cause to be terminated all existing discussions and negotiations, if any, with any parties conducted before the date of the Pre-Acquisition Agreement with respect to any Take-over Proposal (as defined below) and, without limitation, shall promptly, following the execution of the Pre-Acquisition Agreement, request the return of all confidential information provided by the Company to all parties who have had such discussions or negotiations or who have entered into confidentiality agreements with the Company pertaining to the sale of the Company or a substantial portion of its assets.

  The Pre-Acquisition Agreement provides that neither the Company nor any of its subsidiaries, nor any of their respective directors, officers, employees, agents, financial advisors, counsel or other representatives shall, directly or indirectly, (i) solicit, initiate or encourage, or enter into any agreements or understandings with respect to, any Take-over Proposal (as defined below) (other than from UTC and its subsidiaries and their respective directors, officers, employees, agents, financial advisors, counsel or other representatives) or (ii) provide any confidential information to any person or entity (other than UTC and its affiliates) or (iii) participate in any discussions or negotiations relating to any such Take-over Proposal. Notwithstanding the foregoing, if a party that has proposed a Take-over Proposal (as defined below) that the Board determines is reasonably likely to lead to a Superior Take-over Proposal has requested confidential information, the Board, subject to its fiduciary obligations and entering into a suitable confidentiality agreement with such party, may provide to such party the same information as has been provided to UTC and may consider and negotiate a Superior Take-over Proposal. Neither the Company nor the Board, however, may approve, make a recommendation to the Company's shareholders or enter into an agreement with respect to a Superior Take-over Proposal unless the Pre-Acquisition

Agreement has been previously terminated. The Company also is prohibited from waiving the "standstill" provisions applicable to any confidentiality agreement to which it is a party (except with respect to UTC).

  For purposes of the Pre-Acquisition Agreement, "Take-over Proposal" means, in respect of the Company or its subsidiaries or their assets, any proposal or offer regarding any take-over bid, merger, consolidation, amalgamation, arrangement, sale of a material amount of assets, sale of treasury shares (other than pursuant to options under the Stock Option Plans) or other business combination or similar transaction. "Superior Take-over Proposal" means any written unsolicited Take-over Proposal (i) which, in the opinion of the Board, after consulting with and receipt of advice from its independent financial advisor, is more favorable to the Company's shareholders from a financial point of view than the Offer (including, and after considering, any adjustment to the terms and conditions proposed by UTC and Offeror in response to such Take-over Proposal), and (if such Take-over Proposal includes cash as consideration) that sufficient financing commitments have been obtained with respect to such Take-over Proposal that it reasonably expects a transaction pursuant to such proposal could be consummated and that such transaction is reasonably capable of being consummated without material delay taking into account all legal, accounting, regulatory and other aspects of such Take-over Proposal; and (ii) with respect to which UTC has received a copy of such Take-over Proposal as executed by the party making the proposal, at least 48 hours prior to acceptance or recommendation of such proposal by the Board.

  Pursuant to the Pre-Acquisition Agreement, the Board has agreed, subject to its fiduciary obligations and certain other conditions set forth below, to recommend acceptance of the Offer by the Company's shareholders, provided that the Offer is not amended except in accordance with the terms of the Pre-Acquisition Agreement. On the date the Offer Documents are filed with the appropriate Securities Authorities, the Company has agreed to file a directors' circular with respect to the Offer which shall comply in all material respects with the requirements of applicable Securities Laws and which shall contain the recommendation of acceptance of the Offer, as well as notification of the intention of the directors of the Company to tender their Shares pursuant to the Offer, and shall mail the directors' circular to the Company's shareholders. The Company agreed to provide UTC with any comments the Company or its counsel may receive from the Securities Authorities with respect to such directors' circular promptly after the receipt of such comments.

  The Pre-Acquisition Agreement provides that, in the event that a Superior Take-over Proposal is offered or made to the Company's shareholders or to the Company prior to the expiration of the Offer, the Board may withdraw, modify or change any recommendation regarding the Offer if the Board, acting in good faith, after consulting outside counsel, determines that the directors are required to do so in order to discharge properly their fiduciary duties under applicable law.

  Regulatory Filings. In the Pre-Acquisition Agreement, the parties have agreed to (i) promptly take all actions necessary to make the filings required of UTC, the Offeror, the Company or any of their affiliates under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended ("HSR"), and the Competition Act (Canada), as amended, and any other similar statutes in other jurisdictions, (ii) comply at the earliest practicable date with any request for additional information or documentary material received by any of the parties and their affiliates from the U.S. Department of Justice pursuant to HSR or from the Canadian Competition Bureau pursuant to the Competition Act (Canada), as amended, or any other governmental authority, as the case may be,
(iii) consult and cooperate in connection with any investigation or other inquiry concerning the transactions contemplated by the Pre-Acquisition Agreement commenced by the U.S. Federal Trade Commission (the "FTC") or the Antitrust Division of the U.S. Department of Justice (the "Antitrust Division") or state attorneys general or by the Canadian Competition Bureau, as the case may be, (iv) as promptly as practicable, make any necessary filings under the Investment Canada Act, as amended or any other governmental authority; (v) as promptly as possible, prepare and file any filings required under Securities Laws, the rules of The Toronto Stock Exchange and the American Stock Exchange, or any other applicable law relating to the transactions contemplated by the Pre-Acquisition Agreement.

  Pursuant to the Pre-Acquisition Agreement, the parties have agreed to promptly inform the other parties of any material communication received by such party from the FTC, the Antitrust Division, the Canadian

Competition Bureau or any other governmental authority regarding any of the transactions contemplated by the Pre-Acquisition Agreement. In addition, UTC and the Offeror have agreed to advise the Company promptly of any understandings, undertakings or agreements which such parties propose to make or enter into with the FTC, the Antitrust Division, the Canadian Competition Bureau or any other governmental authority in connection with the transactions contemplated by the Pre-Acquisition Agreement.

  Debt Obligations. In the Pre-Acquisition Agreement, the Company has agreed to use reasonable efforts to cooperate and assist UTC in obtaining consents to modifications and in purchasing certain of the Company's outstanding debt obligations, including the conduct of (or provision of assistance to UTC in conducting) a consent solicitation and tender offer for the outstanding debt securities of the Company or its subsidiaries on terms satisfactory to UTC; provided that (i) the Company shall not be required to purchase any debt obligations or pay any fees in connection with such efforts prior to consummation of any Second Stage Transaction, unless funds therefor are provided by UTC on terms satisfactory to the Company and (ii) UTC shall pay or reimburse the Company for all reasonable expenses in connection therewith. The Company also represented that, as of the date of the Pre-Acquisition Agreement, the Company was able to incur at least $1.00 of additional Indebtedness under certain of its existing debt instruments. The Company is advised that UTC or its affiliates intend to make a tender offer/consent solicitation for certain of the Company's outstanding debt obligations that will be contingent upon consummation of the transactions contemplated by the Pre-Acquisition Agreement.

  Compensation; Benefit Plans. Pursuant to the Pre-Acquisition Agreement, except as otherwise agreed with a relevant employee, UTC and the Offeror agree, and after the Effective Time will cause the Company and any successor thereto to agree to maintain until December 31, 1999 salaries and all benefit plans and compensation programs currently available to employees of the Company or any of its subsidiaries, including without limitation members of management of the Company or any of its subsidiaries, or to make available until December 31, 1999 alternative benefit plans and compensation programs which are comparable in the aggregate to those currently available to such employees. For these purposes, "benefit plans" means all arrangements, agreements, programs or policies, whether funded or unfunded, relating to employees to which the Company or any of its subsidiaries is a party or by which it is bound and under which the Company or any of its subsidiaries have any liability or contingent liability and relating to: (i) retirement savings or pensions, including any defined benefit pension plan, defined contribution plan, group registered retirement savings plan, thrift and saving plan or supplemental pension or retirement plan; (ii) employee welfare benefits, as defined for purposes of Section 3(1) of the Employee Retirement Income Security Act of 1974 (United States), as amended, including hospitalization, health, disability, life or severance pay benefits; and (iii) profit sharing, bonus, stock incentive, stock purchase and other incentive plans or programs.

  Indemnification. The Pre-Acquisition Agreement provides that if UTC acquires the Shares under the Offer, UTC shall cause the Company to fulfill its obligations pursuant to indemnities provided or available to past and present officers and directors of the Company pursuant to the provisions of the Company's governing documents, the Canada Business Corporations Act, as amended (the "Canada BCA"), and the written indemnity agreements entered into between the Company and its officers and directors.

  Pursuant to the Pre-Acquisition Agreement, the Offeror has agreed to use reasonable efforts to secure directors' and officers' liability insurance coverage for the Company's current and former directors and officers on a six year "trailing" or "runoff" basis from and after the Effective Time. If a "trailing" policy is not available, then the Offeror has agreed that for the entire period from the Effective Time until six years after the Effective Time, the Offeror will use reasonable efforts to cause the Company or any successor thereto to maintain the Company's current directors' and officers' insurance policy or an equivalent policy, subject in either case to terms and conditions no less advantageous to the directors and officers of the Company than those contained in the policy in effect on the date of the Pre-Acquisition Agreement, for all present and former directors and officers of the Company, covering claims made prior to or within six years after the Effective Time. The Offeror, however, shall not be required to pay an annual premium in excess of 200% of the aggregate annual amounts currently paid by the Company to maintain the existing policies (the "Insurance Amount") and, if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of such amount,

Offeror shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount.

  Termination. The Pre-Acquisition Agreement may be terminated upon written notice at any time prior to the completion of the transactions contemplated thereby:

    (a) by mutual written consent of UTC and the Company;

    (b) by either UTC or the Company (provided that the terminating party is not then in breach, in any material respect, of any covenant or other agreement contained in the Pre-Acquisition Agreement and no representation or warranty of such terminating party contained in the Pre-Acquisition Agreement that is qualified as to materiality shall be untrue or incorrect, and no representation or warranty of such terminating party contained in the Pre-Acquisition Agreement that is not so qualified shall be untrue or incorrect in any material respect, at any time before the Effective Time, in each case, as if made at and as of such time (or, to the extent such representation or warranty speaks as of a specific date, no such representation or warranty was so untrue or incorrect as of such date)), if there shall have been a breach, in any material respect, of any covenant or other agreement contained in the Pre-Acquisition Agreement on the part of the other party or if any representation or warranty of such other party contained in the Pre-Acquisition Agreement that is qualified as to materiality shall not be true and correct, or any representation or warranty of such other party contained in the Pre-Acquisition Agreement that is not so qualified shall not be true and correct in all material respects, at any time before the Effective Time, in each case as if made at and as of such time (or, to the extent such representation or warranty speaks as of a specific date, such representation or warranty was not so true and correct as of such date), which breach or misrepresentation is not cured within 10 days following written notice to such other party, or such breach, by its nature or timing cannot be cured prior to the expiration of the Offer;

    (c) by the Company, following receipt of, and in order to accept or recommend, a Superior Take-over Proposal if, after consulting with outside counsel, the Board has determined that such action is required in order to discharge properly the directors' fiduciary duties under applicable law;

    (d) by UTC, if (i) the Board or any committee thereof modifies or amends in any manner adverse to UTC or Offeror, or withdraws, its authorization, approval or recommendation of the Offer or the Pre-Acquisition Agreement or shall have resolved to do any of the foregoing or (ii) the Company or any of its subsidiaries (or the Board or any committee thereof) shall have approved, recommended, authorized, proposed or filed a document with any Securities Authority not opposing, or publicly announced its intention to enter into any Take-over Proposal (other than with UTC, Offeror or any of their affiliates), or shall have resolved to do any of the foregoing;

    (e) by either UTC or the Company, if the Offer terminates or expires at the Expiry Time, without the Offeror taking up and paying for any Shares on account of the failure of any of the Offer Conditions which has not been waived by Offeror, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform its requisite obligations hereunder; or

    (f) by either UTC or the Company, if the date that Offeror first takes up and acquires Shares pursuant to the Offer (the "Take-up Date") has not occurred on or prior to December 15, 1999.

In the event of a termination of the Pre-Acquisition Agreement by either the Company or UTC as provided under "--Termination", the Pre-Acquisition Agreement shall forthwith have no further force or effect and there shall be no obligation on the part of UTC, the Offeror or the Company thereunder, except (A) UTC shall be obligated to reimburse the Company for certain expenses that it may have incurred in connection with repurchasing debt obligations of the Company, (B) if the Pre-Acquisition Agreement is terminated pursuant to subsections (c) or (d) described under "--Termination" above, the Company is required to pay UTC $15 million either concurrently (in the case of a termination under subsection (c)) or within two business days after the termination (in the case of a termination under (d)), and (C) if the Pre-Acquisition Agreement is terminated pursuant to subsections (e) or (f) described under "--Termination" above, principally as a result of the failure to obtain antitrust approvals contemplated under clause (b) of the Offer Conditions (See "--Certain Conditions of the Offer" below), UTC shall pay the Company $10 million unless the Company has breached certain covenants in the Pre-Acquisition Agreement.

  In addition, the Pre-Acquisition Agreement provides that if a Take-over Proposal is announced publicly while the Offer is open for acceptance and the minimum acceptance condition contemplated under clause (a) of the Offer Conditions is not satisfied at the expiration of the Offer (other than principally as a result of a failure to obtain antitrust approvals), then, within two business days after such expiration, the Company shall pay UTC a fee in the amount of $15 million. In the event a Take-over Proposal is announced publicly and made after the expiration of the Offer but prior to March 31, 2000, then, if Offeror did not take up and pay for any Shares under the Offer, and the Company was not entitled to any payment from UTC because of a failure to obtain antitrust approvals, the Company, within two business days after such Take-over Proposal is made, shall pay to UTC a fee in the amount of $15 million.

  Extension; Waiver. The Pre-Acquisition Agreement provides that UTC and the Offeror, on the one hand, and the Company, on the other hand, may (i) extend the time for the performance of any of the obligations or other acts of the other, (ii) waive compliance with any of the other's agreements or the fulfillment of any conditions to its own obligations contained in the Pre-Acquisition Agreement, or (iii) waive inaccuracies in any of the other's representations and warranties contained in the Pre-Acquisition Agreement or in any document delivered pursuant thereto; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

  Amendment. The Pre-Acquisition Agreement provides that it may be amended by mutual agreement between the parties thereto, by an instrument in writing signed by the appropriate officers on behalf of each of the parties thereto.

  Certain Conditions of the Offer. Notwithstanding any other term of the Offer, the obligation of the Offeror to, and of UTC to cause the Offeror to, commence the Offer, conduct and consummate the Offer and accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Offeror's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for, any Shares tendered (and not properly withdrawn) pursuant to the Offer shall be subject only to the following Offer
Conditions:

    (a) at the expiration of the Offer, the number of Shares that shall have been validly deposited under the Offer (and not properly withdrawn), together with any Shares held by or on behalf of UTC, or any of its subsidiaries, shall constitute at least 71.0% of the outstanding Shares (calculated on a diluted basis);

    (b) all material requisite governmental and regulatory approvals and consents (including, without limitation, those of any stock exchanges or Securities Authorities) required in UTC's reasonable judgment to make lawful the purchase by, or the sale to, the Offeror, of the Shares (whether under the Offer, a compulsory acquisition or Second Stage Transaction) shall have been obtained and all applicable statutory or regulatory waiting periods during the pendency of which the purchase by, or the sale to, Offeror of the Shares would be illegal shall have expired or been terminated without the imposition of any conditions that, individually or in the aggregate, have or are reasonably likely to have the consequences referred to in clauses (i) through (iii) of paragraph (c) below; without limiting the foregoing: (i) the applicable waiting periods under HSR and the Competition Act with respect to the Offer shall have expired or been terminated; (ii) the Offer shall have been approved or deemed to be approved or exempted pursuant to the Investment Canada Act; and (iii) all other consents and approvals without which in UTC's reasonable judgment the purchase by, or the sale to, Offeror of the Shares (whether under the Offer, a compulsory acquisition or Second Stage Transaction) would be illegal have been obtained;

    (c) no statute, rule, regulation, executive or other order shall have been enacted, issued, promulgated or enforced by any governmental authority and no preliminary or permanent injunction, temporary restraining order or other legal restraint or prohibition shall have been threatened or issued by (and no action, proceeding or counterclaim shall be pending or threatened by or before) a court or other governmental authority (i) preventing or rendering, or seeking to prevent or render, illegal the making of the Offer, the acceptance for payment of, the payment for, or ownership, directly or indirectly, of some or all of the Shares by Offeror or the completion of a compulsory acquisition or Second Stage Transaction,
  (ii) imposing or confirming, or seeking to impose or confirm, limitations on the ability of UTC or Offeror, directly or indirectly, effectively to acquire or hold or to exercise full rights of ownership of the Shares or otherwise control the Company, in a manner that, in the reasonable judgment of UTC, would reasonably be expected, in the aggregate, to materially impair the overall benefits to be realized by UTC from consummation of the Offer and the other transactions contemplated by the Pre-Acquisition Agreement, or (iii) requiring, or seeking to require, divestiture by Offeror, directly or indirectly, of any Shares or requiring Offeror, UTC, the Company or any of their respective subsidiaries or affiliates to dispose of or hold separate all or any portion of their respective businesses, assets or properties or imposing any limitations on the ability of any of such entities to conduct their respective businesses or own such assets, properties or the Shares or on the ability of UTC or Offeror to conduct the business of the Company and its subsidiaries and own the assets and properties of the Company and its subsidiaries, in each case under this clause (iii) in a manner that, in the reasonable judgment of UTC, would reasonably be expected, in the aggregate, to materially impair the overall benefits to be realized by UTC from consummation of the Offer and the other transactions contemplated by the Pre-Acquisition Agreement;

    (d) (i) the Company shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Pre-Acquisition Agreement, and (ii) each of the representations and warranties of the Company contained in the Pre-Acquisition Agreement that is qualified as to materiality shall be true and correct and any such representation or warranty that is not so qualified shall be true and correct, in all material respects, as of the date of the Pre-Acquisition Agreement and as of the expiration of the Offer as if made on and as of the expiration of the Offer (except to the extent such representations and warranties speak as of a specific date, which shall be so true and correct as of such date); provided that in either case the Company has been given notice of and ten (10) business days to cure any such misrepresentation, breach or non-performance or such misrepresentation, breach or non-performance by its timing or nature cannot be cured before such tenth business day;

    (e) at any time after the date of the Pre-Acquisition Agreement, there shall not have occurred any event, occurrence, development or state of circumstances that has had any effect on the business, operations, results of operations or financial condition of the Company or any of its subsidiaries that, individually or in the aggregate, is materially adverse to the business of the Company and its subsidiaries considered as a whole, other than any such effect (i) which arises out of a matter that has been publicly disclosed prior to the date of the Pre-Acquisition Agreement or otherwise disclosed to UTC in the disclosure schedule to the Pre-Acquisition Agreement, (ii) resulting from conditions affecting the residential and light commercial air conditioning and heating product industries in Canada and the United States, (iii) resulting from general economic, financial, currency exchange, securities or commodity market conditions in Canada, the United States or elsewhere or (iv) resulting solely from the public announcement of the transactions contemplated by the Pre-Acquisition Agreement;

    (f) there shall not have occurred, developed or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law, regulation, action, governmental regulation, inquiry or other occurrence of any nature whatsoever which, in the reasonable judgment of UTC, materially adversely affects or involves, the general economic, financial, currency exchange, securities or commodity market operations in Canada or the United States;

    (g) neither the Company nor any of its subsidiaries (or the Board or any committee thereof) shall have approved, recommended, authorized, proposed, filed a document with any Securities Authorities not opposing, or publicly announced its intention to enter into, any Take-over Proposal (other than with Offeror or any of its affiliates) and shall not have resolved to do any of the foregoing;

    (h) the Pre-Acquisition Agreement shall not have been terminated pursuant to its terms; and

    (i) the Board or any committee thereof shall not have modified or amended in any manner adverse to UTC or Offeror, and shall not have withdrawn, its authorization, approval or recommendation of the Offer or this Agreement and shall not have resolved to do any of the foregoing.

The Shareholder Agreements

  On June 23, 1999 and concurrently with the execution of the Pre-Acquisition Agreement, the Offeror entered into Shareholder Agreements with each of Ravine Partners and Ontario Teachers. Richard W. Snyder, the Chairman of the Board, is the general partner of Ravine Partners and Roy T. Graydon, a director of the Company, is an employee of Ontario Teachers.

  Pursuant to the Shareholder Agreements, Ravine Partners has agreed to validly tender and not withdraw 7,889,870 Shares (representing approximately 19.34% of the outstanding Shares on an undiluted basis) and Ontario Teachers has agreed to validly tender and not withdraw 7,919,638 Shares (representing approximately 19.42% of the outstanding Shares on an undiluted basis), unless (in the case of Ontario Teachers only) a Superior Take-over Proposal is made. In addition, Ravine Partners has granted the Offeror an option to purchase its Shares at a price of $11.75 per Share (or any greater amount per Share paid in the Offer). Such option is exercisable in certain circumstances following termination of the Pre-Acquisition Agreement.

  The option to acquire Ravine Partners' Shares is exercisable if (a) the Pre-Acquisition Agreement is terminated (i) by the Company because the Company has received a Superior Take-over Proposal and the Board has determined that its fiduciary duties require it to terminate the Pre-Acquisition Agreement, or
(ii) by UTC because (A) the Board or any committee thereof has modified in any manner adverse to UTC or the Offeror or withdrawn its approval or recommendation of the Offer or (B) the Company has publicly announced its intention to enter into a business combination with any person other than UTC or the Offeror or taken other public actions not opposing any Take-over Proposal (other than with UTC or the Offeror); (b) a Take-over Proposal with respect to the Company is announced by a person other than UTC or the Offeror while the Offer is open and the minimum acceptance condition contemplated under subsection (a) described under "--Certain Conditions of the Offer" is not satisfied (other than principally as a result of a failure to obtain antitrust approvals); or (c) a Take-over Proposal with respect to the Company is announced by a person other than UTC or the Offeror after the Offer has closed but prior to March 31, 2000 and the Offeror did not consummate the Offer (other than principally as a result of a failure to obtain antitrust approvals).

  If the Offeror acquires Ravine Partners' Shares by exercising its option and then sells such Shares to a buyer in connection with any Take-over Proposal within 12 months of the Closing, Ravine Partners is entitled to receive 75% of the excess of the aggregate proceeds received by the Offeror in such sale over the aggregate price the Offeror paid in exercising the option for those Shares.

  The Shareholder Agreements also contain covenants by Ravine Partners and Ontario Teachers not to take any action to solicit, initiate or encourage inquiries, proposals or offers from, or provide information to any other person relating to the direct or indirect acquisition or disposition of any securities of the Company or its subsidiaries. Each of Ravine Partners and Ontario Teachers further covenants not to cooperate or participate in any amalgamation, merger or other business combination of the Company or its subsidiaries and not to dispose of any of their Shares, except in accordance with the applicable Shareholder Agreement.

  The Shareholder Agreements further contain a covenant by Ravine Partners and Ontario Teachers to use all reasonable efforts to cause their associates who serve directors of the Company to resign as the Offeror requests after the Offeror acquires the Shares under the Offer. Currently, two Board members, one of whom is the Chairman of the Board, are designees of Ravine Partners and Ontario Teachers.

  In the case of the Shareholder Agreement with Ravine Partners, if the option is not exercised then from and after the date when the option ceases to be exercisable, the Shareholder Agreement terminates. Ontario Teachers may terminate its Shareholder Agreement at the earlier of (i) a third party's making a bona fide offer that constitutes a Superior Take-over Proposal; (ii) termination of the Pre-Acquisition Agreement; and (iii) December 15, 1999.

                       BOARD OF DIRECTORS OF THE COMPANY

The members of the Board of ICP are Richard C. Barnett, Stanley M. Beck, Q.C.,
W. Michael Clevy, The Honourable William G. Davis, P.C., C.C., Q.C., John F. Fraser, O.C., Roy T. Graydon, Marvin G. Marshall, Ernest C. Mercier, David H. Morris, David A. Rattee, Richard W. Snyder and William A. Wilson.

      OWNERSHIP OF SHARES OF THE COMPANY BY DIRECTORS AND SENIOR OFFICERS

  The following table sets forth the number and percentage of Shares (excluding stock options) owned, or over which control or direction is exercised, by each director and senior officer of the Company and by each associate thereof. The number of Shares (excluding those issuable upon the exercise of outstanding stock options) owned by the following directors and senior officers of the Company aggregates 16,531,528, representing approximately 40.53% of the outstanding Shares on an undiluted basis. Other than an aggregate 270,000 Shares held by the International Comfort Products Corporation (USA) Retirement Plan for Hourly Employees and the International Comfort Products Corporation (USA) Retirement Plan for Salaried Employees, no securities of the Company are owned, directly or indirectly, or controlled by any person acting jointly or in concert with the Company.

                                                              Number and Percentage of
                                                             Shares Owned or Over Which
       Directors         Position with the Company       Control or Direction is Exercised
       ---------         -------------------------       --------------------------------------
Richard C. Barnett...... Director                                     3,389       Less than 1%
Stanley M. Beck, Q.C.... Director                                     2,723       Less than 1%
W. Michael Clevy........ President, Chief Executive                  32,075       Less than 1%
                         Officer and Director
The Honourable William
 G. Davis, P.C., C.C.,
 Q.C.................... Director                                     2,337       Less than 1%
John F. Fraser, O.C..... Director                                     5,171       Less than 1%
Roy T. Graydon.......... Director                                 7,919,638(1)          19.42%
Marvin G. Marshall...... Director                                    18,183       Less than 1%
Ernest C. Mercier....... Director                                     9,800       Less than 1%
David H. Morris......... Director                                     3,585       Less than 1%
David A. Rattee......... Director                                    21,568(2)    Less than 1%
Richard W. Snyder....... Chairman of the Board                    8,304,111(3)          20.36%
William A. Wilson....... Director                                    11,634       Less than 1%
    Senior Officers
    ---------------
David P. Cain........... Senior Vice President, General              28,192       Less than 1%
                         Counsel and Secretary
Stephen L. Clanton...... Senior Vice President, Chief                13,671       Less than 1%
                         Financial Officer and Treasurer
Douglas K. Gibbs........ Senior Vice President, Canadian             10,000       Less than 1%
                         Distributions and Operations
Francis C. Harrell...... Senior Vice President, Business             27,819       Less than 1%
                         Development
Robert C. Henningsen.... Senior Vice President, Human                 8,119       Less than 1%
                         Resources and Administration
Herman V. Kling......... Senior Vice President, Sales                 1,995       Less than 1%
                         and Marketing
Augusto H. Millan....... Senior Vice President,                      28,884       Less than 1%
                         International and Aftermarket
David B. Schumacher..... Vice President, Commercial                   8,924       Less than 1%
                         Products Group
Karla G. Smith.......... Vice President, Corporate                    8,412(4)    Less than 1%
                         Communications
James R. Wiese.......... Senior Vice President,                      61,298       Less than 1%
                         Residential Products Group

--------
(1) Includes 7,916,638 Shares owned by Ontario Teachers, of which Mr. Graydon is an employee. Mr. Graydon disclaims any beneficial interest in the Shares owned by Ontario Teachers.
(2)  Includes 6,125 Shares owned by Mr. Rattee's spouse.
(3) Includes 7,889,870 Shares owned by Ravine Partners, of which Mr. Snyder is the general partner.
(4)  Includes 1,762 Shares owned by Ms. Smith's spouse.

                PRINCIPAL HOLDERS OF SECURITIES OF THE COMPANY

  To the knowledge of the Board, after reasonable inquiry, no person or company beneficially owns or exercises control or direction over or holds more than 10% of the Shares on an undiluted basis, other than as set forth below:

                                      Number of Shares Owned
                                      or Over Which Control
                                         or Direction is       Percentage of
Name and Address of Beneficial Owner        Exercised        Outstanding Shares
------------------------------------  ---------------------- ------------------
Ravine Partners, Ltd. ..............        8,304,111(1)           20.36%
 3219 McKinney Avenue
 Dallas, Texas 75204
Ontario Teachers' Pension Plan Board
 ...................................        7,919,638(2)           19.42%
 5650 Yonge Street, 5th Floor
 North York, Ontario M2M 4H5

--------
(1) Includes 414,241 Shares owned by Richard W. Snyder, the Chairman of the Board, who is the general partner of Ravine Partners.
(2) Includes 3,000 Shares owned by Roy T. Graydon, a director of the Company, who is an employee of Ontario Teachers.

                              ACCEPTANCE OF OFFER

  Ravine Partners, of which Richard W. Snyder, the Chairman of the Board, is the general partner, has agreed to deposit the 7,889,870 Shares owned by them under the Offer. Ontario Teachers, of which Roy T. Graydon, a director of the Company, is an employee, has agreed to deposit 7,919,638 Shares under the Offer. See "Agreements with United Technologies Corporation and the Offeror".

  In addition, to the knowledge of the Board, each of the directors and nine of the eleven senior officers of ICP and their respective associates who own Shares currently intend to deposit under the Offer all Shares owned by them, and, to the extent that any senior officers who hold options to purchase Shares opt to exercise such options prior to the expiry of the Offer, to the knowledge of the Board nine of the eleven senior officers currently intend to deposit to the Offer all Shares acquired on any such exercise. The remaining two senior officers have not yet formed an intention with respect to the deposit of their Shares.

                       TRADING IN SHARES OF THE COMPANY

  During the six months preceding the date hereof, none of the Company, the directors or senior officers of the Company or, to the knowledge of the Board, after reasonable inquiry, any associates of the directors or senior officers of the Company, any person or company who beneficially owns, exercises control or direction over or holds more than 10% of the Shares (except that no representation is made or knowledge expressed with respect to Ontario Teachers) or any person or company acting jointly or in concert with the Company, has traded any securities of the Company, except as noted below:

                                                               Shares  Price Per
                                  Nature of                    Traded    Share
              Name                  Trade      Date of Trade     (#)      ($)
              ----                ---------    -------------   ------  ---------
ICP.............................. bought (1) December 30, 1998   5,000    6.75
                                             December 31, 1998   1,000    7.25
                                             January 4, 1999    50,000    7.50
                                             January 5, 1999     5,000    7.63
                                             January, 6, 1999    5,000    7.63
                                                               254,100    7.00
                                             January 7, 1999     5,000    7.35
Francis C. Harrell...............   sold     June 25, 1999       8,000   11.38

--------
(1) The Shares were purchased by the Company pursuant to a stock repurchase program commenced on September 28, 1998. Under such program, stock repurchases are made at management's discretion through open market purchases on the TSE and the Amex, in accordance with the rules of such exchanges. All purchases of Shares were made on the Amex.

  During the two years preceding the date hereof, the Company did not issue any Shares or any securities convertible into Shares to its directors or senior officers, except as noted below:

Grant of Options

  The following options to acquire Shares were granted under the Company's Stock Option Plans on the following dates:

                                                    Shares Under  Exercise Price
                                                   Option Granted   Per Share
     Name                           Date of Grant       (#)          (Cdn. $)
     ----                          --------------- -------------- --------------
     Stephen L. Clanton........... April 27, 1998      25,000         15.30
     Douglas K. Gibbs............. April 27, 1998      25,000         15.30
                                   August 11, 1998     75,000         16.00
     Herman V. Kling.............. April 27, 1998      25,000         15.30
     David B. Schumacher.......... August 11, 1998     75,000         16.00
     Karla G. Smith............... August 11, 1998     50,000         16.00

Share Purchase Plan

  The following Shares were issued under the Company's Share Ownership Savings Plan during the period July 1, 1997 to June 30, 1999:

                                                         Number of Average Price
                                                          Shares     Per Share
     Name                                                   (#)         ($)
     ----                                                --------- -------------
     David P. Cain......................................   2,922       8.10
     Stephen L. Clanton.................................     671       8.11
     W. Michael Clevy...................................   2,571       8.10
     Francis C. Harrell.................................   2,870       8.10
     Robert C. Henningsen...............................   2,889       8.10
     Herman V. Kling....................................   1,995       8.27
     Augusto H. Millan..................................   2,938       8.10
     David B. Schumacher................................     984       8.12
     Karla G. Smith.....................................     826       8.11
     James R. Wiese.....................................   2,893       8.10

Directors' Share Compensation Arrangement

  The following Shares were issued under the Company's Directors' Share Compensation Arrangement during the period July 1, 1997 to June 30, 1999:

                                                    Number of   Average Price
                                                     Shares       Per Share
     Name                                              (#)           ($)
     ----                                           ---------   --------------
     Richard C. Barnett............................   2,889          8.13
     Stanley M. Beck, Q.C..........................   1,670          7.74
     The Honourable William G. Davis, P.C., C.C.,
      Q.C..........................................   1,209          7.73
     John F. Fraser, O.C...........................   3,197          7.57
     Roy T. Graydon................................   7,638(1)       8.06
     Marvin G. Marshall............................   3,183          8.35
     Ernest C. Mercier.............................   3,858          7.61
     David H. Morris...............................   2,209          7.83
     David A. Rattee...............................   1,257          7.81
     Richard W. Snyder.............................  17,854          8.29
     William A. Wilson.............................   3,831          7.68

--------
(1) The 7,638 Shares were issued to Ontario Teachers, of which Mr. Graydon is an employee.

          OWNERSHIP OF SECURITIES OF UNITED TECHNOLOGIES CORPORATION

  Except as described below, none of the Company, the directors or senior officers of the Company, any associates of the directors or senior officers of the Company or, to the knowledge of the Board, after reasonable inquiry, any person or company beneficially owning, exercising control or direction over or holding more than 10% of the Shares (except that no representation is made or knowledge expressed with respect to Ontario Teachers) or any person or company acting jointly or in concert with the Company, owns or exercises control or direction over any securities of UTC or the Offeror.

  Messrs. Clevy, Gibbs, Millan and Wiese, senior officers of the Company, beneficially own approximately 3,247, 2,200, 2,498 and 1,982 shares of common stock of UTC, respectively.

             RELATIONSHIP BETWEEN UNITED TECHNOLOGIES CORPORATION
             AND THE DIRECTORS AND SENIOR OFFICERS OF THE COMPANY

  None of the directors or senior officers of the Company are directors or senior officers of UTC or any subsidiary of UTC, including the Offeror. Except as described below, there are no arrangements or agreements made or currently proposed to be made between UTC or the Offeror and any of the directors or senior officers of the Company, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office, if the Offer is consummated.

  In the Pre-Acquisition Agreement, the Offeror has agreed, and after the Effective Time (as defined therein) agreed to cause the Company and any successor to the Company to agree, to honour and comply with the terms of any existing executive termination and severance agreements, plans or policies of the Company and its subsidiaries. UTC has also agreed that if it acquires Shares under the Offer, it will cause the Company to fulfill its obligations pursuant to indemnities provided or available to directors of the Company pursuant to the provisions of the Company's by-laws, the Canada Business Corporations Act and written indemnity agreements entered into between the Company and such directors.

  UTC has offered employment to each of Messrs. Kling, Schumacher and Wiese, effective upon consummation of the Offer, on terms to be negotiated. Each of these individuals has been offered a sign-on bonus of $100,000 and the opportunity to convert certain severance benefits and stock awards. At this time, no agreement has been reached with any of these individuals.

             INTEREST OF DIRECTORS AND OFFICERS OF THE COMPANY IN
             MATERIAL CONTRACTS OF UNITED TECHNOLOGIES CORPORATION

  None of the directors or senior officers of the Company, any associates of the directors or senior officers of the Company or, to the knowledge of the Board, after reasonable inquiry, any person or company beneficially owning, exercising control or direction over or holding more than 10% of the Shares, has an interest in any material contract or transaction to which UTC or the Offeror is a party.

         AGREEMENTS BETWEEN THE COMPANY AND ITS DIRECTORS AND OFFICERS

  Except as described below, there are no arrangements or agreements made or currently proposed to be made between the Company and any of the directors or senior officers of the Company, including arrangements or agreements with respect to compensation for loss of office or as to their remaining in or retiring from office, if the Offer is consummated. Except as described below, there are no service contracts of directors and officers of the Company or any of its affiliates with more than a 12 month period remaining.

  The Company has entered into contracts with each of the senior officers of the Company that provide generally for continuation of the officer's salary and benefits for a stated number of months following a change of control (the "Severance Period") in the event of a termination of the officer's employment other than "for cause" or as a result of death or disability. In addition, the officer will receive, in such event, on an annual basis, during the Severance Period, an amount equal to the average of the officer's bonus during the three years prior to termination. For Mr. Clevy, the Severance Period is 36 months; for Messrs. Cain, Clanton, Harrell, Henningsen, Kling, Millan and Wiese, the Severance Period is 24 months; for Messrs. Gibbs and Schumacher and Ms. Smith, the Severance Period is 18 months. The Pre-Acquisition Agreement provides that the Offeror shall honor and comply with the terms of any existing executive termination agreements.

  Under certain of the Company's annual and long term incentive plans, a change in control of the Company such as will result from the consummation of the Offer also will result in the acceleration of benefits thereunder to the Company's senior officers.

  The Company, in consultation with UTC, has also adopted an incremental bonus plan for certain senior officers in respect of services to be provided by such officers in connection with the transition of the Company's ownership to the Offeror. The bonus plan will provide for bonuses to be paid by the Company within 60 to 90 days after the consummation of the Offer and will involve aggregate payments of approximately $1 million. With the exception of Mr. Clevy, who is proposed to receive $500,000, the participants and the amounts to be paid to the participating officers have not yet been determined; however, the Company and UTC intend to consult with each other in respect of the details of the plan.

                MATERIAL CHANGES IN THE AFFAIRS OF THE COMPANY

  To the knowledge of the directors and senior officers of the Company, after reasonable inquiry, other than the announcement of the Offer there has been no material change in the affairs or prospects of the Company since the date of the publication of its last financial statements, being the interim unaudited financial statements of the Company for the first quarter ended March 31, 1999, and there is no information contained in such financial statements which is materially misleading because of events subsequent to their publication or any other information which has not been generally disclosed to the public which would reasonably be expected to affect the decision of the shareholders to accept or reject the Offer.

  On June 25, 1999, Stanley Ginkowski and Jeff Grau filed a class action lawsuit in the Chancery Court of Marshall County, Tennessee, naming as defendants the Company and all of the directors of the Company. The plaintiffs seek to enjoin any actions by the Company in furtherance of the Offer or, alternatively, to recover damages in the event the Offer and any subsequent merger is consummated. The plaintiffs claim that the consideration to be received by shareholders in the proposed transaction with UTC and the Offeror is unfair and inadequate, that the Company's directors breached certain alleged fiduciary duties to the Company's shareholders and that the Company's directors will be unjustly enriched by the transaction. The Company believes the claims against the Company and its directors are without merit and intends to vigorously defend all claims made against them. The Company and UTC do not anticipate that the suit will have any effect on their plans to proceed with the proposed transaction.

                            RESPONSE OF THE COMPANY

  There is no transaction, board resolution, agreement in principle or signed contract of the Company, other than as described herein, which has occurred in response to the Offer. No negotiations are underway in response to the Offer which relate to or would result in (i) an extraordinary transaction such as a merger or reorganization involving the Company or a subsidiary, (ii) the purchase, sale or transfer of a material amount of assets by the Company or a subsidiary, (iii) an issuer bid or other acquisition of securities by or of the Company; or (iv) any material change in the capitalization or dividend policy of the Company, except in each case as disclosed in the Offer.

                               STATUTORY RIGHTS

  Securities legislation in certain of the provinces and territories of Canada provides holders of the Shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of the Shares. However, such rights must be exercised within prescribed time limits. Holders of the Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

                      APPROVAL OF THE DIRECTORS' CIRCULAR

  The contents of this Directors' Circular have been approved, and the delivery of this Directors' Circular has been authorized, by the Board.

                                    CONSENT

To: The Board of Directors of International Comfort Products Corporation

  We hereby consent to the discussion of and to all references to our Fairness Opinion dated June 23, 1999 in the Directors' Circular of International Comfort Products Corporation dated June 30, 1999 and we consent to the inclusion of such Fairness Opinion as Appendix A to that Directors' Circular.

                                       (signed) Credit Suisse First Boston
                                       Corporation

New York, New York
June 30, 1999

                                  CERTIFICATE

Dated: June 30, 1999

  The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made. The foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities subject to the Offer within the meaning of the Securities Act (Quebec).

                      On behalf of the Board of Directors

       (signed) Richard W. Snyder            (signed) Stanley M. Beck, Q.C.
                Director                                Director

[LOGO]                         CREDIT SUISSE FIRST BOSTON CORPORATION

                               Eleven Madison Avenue    Telephone 212 325 2000
                               New York, NY 10010-3629

                                  APPENDIX A

June 23, 1999

Board of Directors
International Comfort Products Corporation
501 Corporate Centre Drive, Suite 200
Franklin, Tennessee 37067

Members of the Board:

  You have asked us to advise you with respect to the fairness to the shareholders of International Comfort Products Corporation (the "Company") from a financial point of view of the consideration to be received by such shareholders pursuant to the terms of the Pre-acquisition Agreement (the "Pre-acquisition Agreement") among the Company, United Technologies Corporation (the "Acquiror") and Titan Acquisitions, Ltd., a wholly owned subsidiary of the Acquiror ("Acquisition Subsidiary"). The Pre-acquisition Agreement provides, among other things, for (i) the commencement by Acquisition Subsidiary of a tender offer (the "Tender Offer") for all outstanding ordinary shares of the Company (the "Shares") at a purchase price of $11.75 per Share in cash and (ii) the consummation of a Second Stage Transaction (as defined in the Pre-Acquisition Agreement) in which all remaining Shares will be acquired for not less than $11.75 per Share in cash.

  In arriving at our opinion, we have reviewed certain publicly available business and financial information relating to the Company, as well as a draft dated June 23, 1999 of the Pre-acquisition Agreement. We have also reviewed certain other information, including financial forecasts, provided to us by the Company and have met with the management of the Company to discuss the business and prospects of the Company. We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company and we have considered the financial terms of certain other business combinations and other transactions which recently have been effected. We have also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

  In connection with our review, we have not assumed any responsibility for independent verification of any of the foregoing information and have relied on its being complete and accurate in all material respects. With respect to the financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company's management as to the future financial performance of the Company. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluations or appraisals. Our opinion is necessarily based upon financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. In connection with our engagement, we approached third parties to solicit indications of interest in a possible acquisition of the Company and held preliminary discussions with certain of these parties prior to the date hereof.

  We have acted as financial advisor to the Board of Directors of the Company in connection with the Tender Offer and the Second Stage Transaction and will receive a fee for our services, a significant portion of which is contingent upon the consummation of the Tender Offer. In the past, we have performed, and may from time to time perform, investment banking services for the Company and the Acquiror, and have received customary fees for such services. In the ordinary course of our business, we and our affiliates may actively trade the debt and equity securities of both the Company and the Acquiror for our own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

  It is understood that this letter is for the information of Board of Directors of the Company in connection with its consideration of the Tender Offer and the Second Stage Transaction and does not constitute a recommendation to any shareholder of the Company as to whether or not such shareholder should tender its Shares pursuant to the Tender Offer or vote its Shares in favor of any Second Stage Transaction. This letter is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus or proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without our prior written consent.

  Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the shareholders of the Company in the Tender Offer and the Second Stage Transaction is fair to such shareholders from a financial point of view.

Very truly yours,

(Signed) CREDIT SUISSE FIRST BOSTON CORPORATION

                                      A-2